Pursuant to Rule 424(b)(3) and Rule 424(c)

File No. 333-107891
Supplement
November 13, 2003
(To Prospectus Supplement dated November 10, 2003 to Prospectus dated October 16, 2003)

3,800,000 Shares

Common Stock

       This supplement should be read in conjunction with the prospectus supplement dated November 10, 2003 and the related prospectus dated October 16, 2003 relating to our offering of 3,800,000 shares of our common stock.

       The number of shares of our common stock outstanding as of November 7, 2003 was 38,009,144, including 779,004 shares of restricted common stock that had been granted under our stock-based compensation plans but have not been fully vested. The number of shares of our common stock to be outstanding after the offering based on 38,009,144 shares outstanding as of November 7, 2003 is 41,809,144. Accordingly, page S-2 of the prospectus supplement dated November 10, 2003 should read, and is replaced in full, as follows:

THE OFFERING

Common stock offered by PacifiCare	3,800,000 shares

Common stock to be outstanding after the offering	41,809,144 shares

Use of proceeds	We intend to use the proceeds from this offering primarily to redeem up to 35% of the $500,000,000 aggregate principal amount of the 10 3/4% senior notes due 2009 issued pursuant to an indenture dated as of May 21, 2002. See “Use of Proceeds.”

Risk factors	See “Risk Factors” in the accompanying prospectus for a discussion of factors you should consider before buying shares of our common stock.

New York Stock Exchange Symbol	“PHS”

       The number of shares of common stock to be outstanding after the offering is based on the number of shares outstanding as of November 7, 2003, including 779,004 shares of restricted common stock that had been granted under our stock-based compensation plans but have not been fully vested. At that date, we had 38,009,144 shares of common stock outstanding, excluding:

•	4,638,914 shares of common stock issuable upon the exercise of outstanding stock options that have an exercise price of $48.80 (the closing market price of our common stock on September 30, 2003) or less, of which 1,478,034 options were vested and exercisable and 3,160,877 were unvested as of September 30, 2003 and 1,681,961 shares of common stock issuable upon the exercise of outstanding stock options that have an exercise price of more than $48.80 per share, of which 1,497,655 options were vested and exercisable and 184,306 were unvested as of September 30, 2003;

•	5,673,954 shares of common stock available for future issuance under our employee benefit plans (other than our employee stock purchase plan) as of September 30, 2003;

•	750,002 shares of common stock available for sale under our employee stock purchase plan as of September 30, 2003; and

•	3,214,283 shares of common stock reserved for issuance upon the conversion of $135 million in aggregate principal amount of 3% convertible subordinated debentures due in 2032. Each $1,000 of the debentures is convertible into 23.8095 shares of our common stock during the fourth quarter of 2003 because the market price condition for conversion of the debentures was satisfied during the third quarter. The market price condition for conversion of the debentures is satisfied if the closing sale price of our common stock exceeds 110% of the conversion price (which is calculated at $46.20 per share) for the debentures for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of any fiscal quarter. In the event the market price condition is satisfied during any fiscal quarter, the debentures are convertible, at the option of the holder, during the following fiscal quarter. As a result, the number of shares used to calculate diluted earnings per share can fluctuate from quarter to quarter based on whether the trading price of the common stock during the preceding quarter satisfies the market price condition.